UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent” or “invoX Pharma”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new sentence is hereby added to the end of the fifth paragraph under the subsection entitled “—Tender Offer” on page 2:

“On August 4, 2022, Purchaser, Parent and Guarantor extended the Offer to 05:00 p.m., Eastern Time, on September 19, 2022, unless further extended.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection entitled “—Certain Litigation” beginning on page 50 is hereby amended and restated in their entirety to read as follows (new language bolded and underlined; deleted language struck through):

“On July 12, July 18, July 20, and July 22, 2022, four purported stockholders of the Company filed separate lawsuits against the Company and certain of its current and former directors and officers in the federal district court for the Southern District of New York, captioned Mark Diebolt v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-05941 (the “Diebolt Complaint”), Amber Johnson v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06103 (the “Johnson Complaint”), ~~and~~ Jacob Wheeler v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-00950 (the “Wheeler Complaint”), and Sam Carlisle v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06253 (the “Carlisle Complaint,” and together with the Diebolt Complaint, Johnson Complaint, and Wheeler Complaint, the “Complaints”), respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14d-9 promulgated thereunder and Section 20(a) of the Exchange Act. ~~Both~~ The lawsuits allege that the Schedule 14D-9 Solicitation / Recommendation Statement filed by the Company on July 7, 2022 is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the 14D-9 are corrected, or alternatively, seeks monetary damages if the tender offer is consummated. The plaintiffs also seek fees and costs incurred in bringing the Complaints. The defendants believe the claims asserted in the Complaints are without merit.

The Company has also received demand letters from ~~seven~~eight purported shareholders (collectively, the “Demand Letters”) separately ~~(collectively, the “Demand Letters”)~~ requesting that the Company provide additional disclosures in connection with the Merger..

The Company and the defendants named in the Complaints and the Demand Letters believe that the claims asserted in the Complaints and the Demand Letters are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed and other demand letters may be received in the future. If additional similar complaints are filed or demand letters are received, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

A new subsection entitled “—Extension of Offer Expiration Date” shall be added on page 50 under the section entitled “—Takeda License Agreement” with the following paragraphs:

“Extension of Offer Expiration Date

On August 4, 2022, Purchaser, Parent and Guarantor extended the Offer to 05:00 p.m., Eastern Time, on September 19, 2022, unless further extended. The Offer was previously set to expire at one (1) minute past 11:59 p.m., Eastern Time, on August 3, 2022. The Depositary has advised Purchaser, Parent and Guarantor that, as of 11:59 p.m., Eastern Time, on August 3, 2022, 13,026,582 Shares had been tendered pursuant to the Offer, representing approximately 60.0% of the outstanding Shares, and approximately 2,704,867 Shares tendered pursuant to a notice of guaranteed delivery.

On August 4, 2022, Parent, Guarantor and the Company announced an extension of the Expiration Date of the Offer to 05:00 p.m., Eastern Time, on September 19, 2022, unless further extended.

The full text of the announcement of the extension is attached as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended as follows:

Item 9 of the Schedule 14D-9 is hereby amended by adding exhibit (a)(5)(M):

(a)(5)(M)*	Press Release issued by F-star Therapeutics, Inc., invoX Pharma Limited and Sino Biopharmaceutical Limited, dated as of August 4, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

Dated: August 4, 2022

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